Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings and Profit Sharing Plan:

We consent to the incorporation by reference in Registration Statement No. 333-106621 on Form S-8 of BancTrust Financial Group, Inc. of our report dated June 3, 2005, with respect to the statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan.

/s/KMPG LLP

Birmingham, Alabama
June 24, 2005